UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Rekor Systems, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

759419104

(CUSIP Number)

Avon Road Partners, L.P.

10000 Town Center Avenue

Columbia MD 21044

Attn: Robert A. Berman

(703) 953-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,315,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,315,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,315,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Rekor Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,725,836
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,725,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,725,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		22,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,040,940
PERSON WITH	9	SOLE DISPOSITIVE POWER

22,000
	10	SHARED DISPOSITIVE POWER

6,040,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,062,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 759419104

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States Citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”) on September 7, 2017, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rekor Systems, Inc. (the “Company”).

This Amendment No. 4 amends the Schedule13D, as previously amended, as specifically set forth herein.

ITEM 2. Identity and Background.

Item 2 is amended to add the following:

Rekor Holdings LLC is a Delaware limited liability company. Mr. Berman is the manager of the Rekor Holdings LLC. Rekor Holdings LLC was formed, and exists, solely to acquire and hold shares of the Common Stock. The address of Rekor Holdings LLC is 10000 Town Center Avenue, #248 Columbia, Maryland 21044. Rekor Holdings LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) is amended to add the following:

On September 16, 2020, Mr. Berman transferred his right to purchase 2,725,836 shares of Common Stock, pursuant to a Stock Purchase Agreement (the “Agreement”) with James K. McCarthy (the “Seller”), to Rekor Holdings LLC for no consideration. Pursuant to the terms of the Agreement, Rekor Holdings LLC purchased the shares of Common Stock from the Seller. Mr. Berman is the manager of Rekor Holdings LLC and maintains voting and dispositive power over the Common Stock. After the transaction, Mr. Berman beneficially owns 6,062,940 shares of Common Stock, or approximately 21.7% of the Company’s Common Stock, based on 27,884,197 shares of Common Stock, the current amount of outstanding shares as of the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 31, 2020. After the transaction, Rekor Holdings LLC beneficially owns 2,725,836 shares of Common Stock, or approximately 9.8% of the Company’s Common Stock, based on 27,884,197 shares of Common Stock, the current amount of outstanding shares as of the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 31, 2020.

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CUSIP No. 759419104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2020

AVON ROAD PARTNERS, L.P.

By:	Robert A. Berman, its General Partner

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	General Partner

REKOR HOLDINGS LLC

By:	Robert A. Berman, its Manager

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	Manager

/s/ Robert A. Berman
ROBERT A. BERMAN, INDIVIDUALLY

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